SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 15)*
Altisource Asset Management Corporation
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)
02153X108
(CUSIP Number)
Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,749 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,749 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,749 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 23,749 Shares issuable upon the conversion of Preferred Stock. See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock, assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,214 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,214 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,214 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 12,214 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock, assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

31,102 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

31,102 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,102 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 31,102 Shares issuable upon the conversion of Preferred Stock. See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

31,102 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

31,102 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,102 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 31,102 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, other than the Offshore Master Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,426 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,426 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,426 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 2,426 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,426 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,426 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,426 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 2,426 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, other than the Thebes Master Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Liquidating SPV, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

18,820 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

18,820 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,820 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 18,820 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, the Separately Managed Account or the Offshore Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Liquidating SPV, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,798 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,798 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,798 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 26,798 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, the Separately Managed Account or the Onshore Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

69,491 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

69,491 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,491 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 69,491 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

120,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

120,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

120,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

120,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

120,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

120,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned ("Amendment No. 15"). This Amendment No. 15 amends the Schedule 13D, as previously amended, by updating the percentage ownership for certain of the filers in order to give proper effect to the Blocker restrictions of the Preferred Stock.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 1,530,463 Shares outstanding, which is the total number of Shares outstanding as of February 22, 2017 as reported on the Issuer's Annual Report filed on Form 10-K with the Securities and Exchange Commission on March 1, 2017.
The Series A Convertible Preferred Stock, Par Value $0.01 Per Share ("Preferred Stock"), reported owned by the Reporting Persons contain "blocker" provisions that could restrict the Reporting Persons' ability to convert all or a portion of the Preferred Stock to the extent that in no event will any holder of Preferred Stock be allowed to accept an aggregate number of Shares (taking into account Shares obtained upon conversion of the Preferred Stock or otherwise) that, when taken together with the Shares beneficially owned by such holder and any affiliates of such holder, collectively exceeds 9.9% of the Shares outstanding on the trading date immediately prior to the date of conversion (the "Blocker").
As of the date hereof, the Onshore Fund may be deemed to have beneficially owned 23,749 Shares, the Offshore Master Fund may be deemed to have beneficially owned 31,102 Shares, the Wavefront Fund may be deemed to have beneficially owned 12,214 Shares, the Thebes Master Fund may be deemed to have beneficially owned 2,426 Shares, the Onshore Liquidating SPV may be deemed to have beneficially owned 18,820 Shares and the Offshore Liquidating SPV may be deemed to have beneficially owned 26,798 Shares, constituting approximately 1.5%, 2.0%, less than 1%, less than 1%, 1.2% and 1.7%, respectively, of the outstanding Shares.  All shares beneficially owned by the Onshore Fund, the Offshore Master Fund, the Wavefront Fund, the Thebes Master Fund, the Onshore Liquidating SPV and the Offshore Liquidating SPV are Shares issuable upon the conversion of Preferred Stock.
The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the 31,102 Shares beneficially owned by the Offshore Master Fund, constituting approximately 2.0% of the outstanding Shares. The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to have beneficially owned the 2,426 Shares beneficially owned by the Thebes Master Fund, constituting less than 1% of the Shares outstanding.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, may be deemed to have beneficially owned the 69,491 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, constituting approximately 4.3% of the Shares outstanding calculated in accordance with the Blocker restrictions.
Luxor Capital Group, as the investment manager of the Luxor Funds, the Offshore Liquidating SPV and the Separately Managed Account, and as the manager of the Onshore Liquidating SPV, may be deemed to have beneficially owned 120,000 Shares, including the 69,491 Shares owned in the aggregate by the Luxor Funds and the 50,509 Shares beneficially owned in the aggregate by the Liquidating SPVs and the Separately Managed Account, constituting approximately 7.3% of the Shares outstanding calculated in accordance with the Blocker restrictions.  All shares beneficially owned by the Separately Managed Account are Shares issuable upon the conversion of Preferred Stock.
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 120,000 Shares beneficially owned by Luxor Capital Group, constituting approximately 7.3% of the Shares outstanding calculated in accordance with the Blocker restrictions.
Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 120,000 Shares owned by Luxor Management, constituting approximately 7.3% of the Shares outstanding calculated in accordance with the Blocker restrictions.

Item 5(c) is hereby amended to add the following:
(c) The transactions effected by the Reporting Persons since the filing of Amendment No. 14 to the Schedule 13D, are set forth on Schedule B attached hereto.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The first paragraph of Item 6 is hereby amended and restated to read as follows:
The Offshore Master Fund has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,723 Shares. The Derivative Agreements provide the Offshore Master Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Derivative Agreements (such Shares, the "Subject Shares"). The Offshore Master Fund disclaims beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	March 27, 2017
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS LIQUIDATING SPV, LLC

By:	Luxor Capital Group, LP Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE LIQUIDATING SPV, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE B
TRANSACTIONS EFFECTED BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 14 TO THE SCHEDULE 13D
Class of Security	Amount of Securities (Sold)	Price ($)	Date of Transactions
LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Stock	(39,256)	50.0000	3/23/2017
Common Stock	(50,000)	52.5000	3/23/2017